UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-1(a)


                              JPS PACKAGING COMPANY
                                (Name of Issuer)

                Shares of Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    46623H102
                                 (CUSIP Number)

   Mike Hoover, General Counsel       and            Thomas Van Dyke
 Pechiney Plastic Packaging, Inc.                    Bryan Cave LLP
    8770 West Bryn Mawr Avenue                    7500 College Boulevard
          Mail Suite 064                                Suite 1100
   Chicago, Illinois 60631-3542               Overland Park, Kansas  66210-4035
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 13, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46623H102
---------------------------------


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Pechiney Plastic Packaging, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[X]
                                                                          (b)[ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY               7        SOLE VOTING POWER
OWNED BY EACH REPORTING                              0
PERSON WITH
                                            8        SHARED VOTING POWER
                                                     2,010,992

                                            9        SOLE DISPOSITIVE POWER
                                                     0

                                            10       SHARED DISPOSITIVE POWER
                                                     2,010,992

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         2,010,992

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         36%

14       TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No. 46623H102

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JPS Acquisition, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[X]
                                                                          (b)[ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY               7        SOLE VOTING POWER
OWNED BY EACH REPORTING                              0
PERSON WITH
                                            8        SHARED VOTING POWER
                                                     2,010,992

                                            9        SOLE DISPOSITIVE POWER
                                                     0

                                            10       SHARED DISPOSITIVE POWER
                                                     2,010,992

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         2,010,992

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         36%

14       TYPE OF REPORTING PERSON

         CO

                                  SCHEDULE 13D

CUSIP No. 46623H102

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         George K. Baum Group, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[X]
                                                                          (b)[ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS

         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY               7        SOLE VOTING POWER
OWNED BY EACH REPORTING                              0
PERSON WITH
                                            8        SHARED VOTING POWER
                                                     1,488,100

                                            9        SOLE DISPOSITIVE POWER
                                                     0

                                            10       SHARED DISPOSITIVE POWER
                                                     1,488,100

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,488,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.8%

14       TYPE OF REPORTING PERSON

         CO

                                  SCHEDULE 13D

CUSIP No. 46623H102

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         G. Kenneth Baum Revocable Trust, DTD 2/28/89, as amended 12/8/94

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[X]
                                                                          (b)[ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS

         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF SHARES BENEFICIALLY               7        SOLE VOTING POWER
OWNED BY EACH REPORTING                              0
PERSON WITH
                                            8        SHARED VOTING POWER
                                                     373,037

                                            9        SOLE DISPOSITIVE POWER
                                                     0

                                            10       SHARED DISPOSITIVE POWER
                                                     373,037

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         373,037

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.7%

14       TYPE OF REPORTING PERSON

         OO

                                  SCHEDULE 13D

CUSIP No. 46623H102

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William D. Thomas Trust, DTD 7/9/96

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[X]
                                                                          (b)[ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS

         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF SHARES BENEFICIALLY               7        SOLE VOTING POWER
OWNED BY EACH REPORTING                              0
PERSON WITH
                                            8        SHARED VOTING POWER
                                                     151,730

                                            9        SOLE DISPOSITIVE POWER
                                                     0

                                            10       SHARED DISPOSITIVE POWER
                                                     151,730

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         151,730

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.7%

14       TYPE OF REPORTING PERSON

         OO

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to 2,012,867 shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of JPS Packaging Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4200 Somerset Drive, Suite 208, Prairie Village, Kansas 66208.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c), and (f) This statement is being filed on behalf of the members of a group consisting of Pechiney Plastic Packaging, Inc. ("Parent"), a Delaware corporation, JPS Acquisition, Inc., a Delaware corporation ("Purchaser"), and George K. Baum Group, Inc., a Delaware corporation ("Baum Group"), G. Kenneth Baum Revocable Trust, DTD 2/28/89, as amended 12/8/94 (the "Baum Trust") and William D. Thomas Trust, DTD 7/9/96 (the "Thomas Trust") (each individually a "Shareholder" and collectively the "Shareholders"). Parent, Purchaser and the Shareholders are collectively referred to herein as the "Reporting Persons."

         The principal executive offices of Parent and Purchaser are located at 8770 West Bryn Mawr Avenue, Mail Suite 06H, Chicago, Illinois 60631-3542. Parent is a North American producer of flexible packaging for the food, meat, dairy, healthcare and specialty markets. Purchaser is a wholly-owned subsidiary of Parent with no operations of its own. Baum Group is a private investment company with its principal place of business at 120 West 12th Street, Suite 800, Kansas City, Missouri 64105.

         The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director, and executive officer of Parent and Purchaser are set forth in Schedule I attached hereto.

         The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director and executive officer of George K. Baum Group, Inc. are set forth in Schedule II attached hereto.

         The name, citizenship, business, address, present principal occupation or employment and five-year employment history of each trustee of the Baum Trust and the Thomas Trust is as follows:

---------------------------------------------------------------------------------------------------------------
Citizenship                    Name and Business              Age         Principal Occupation or Employment
-----------                    -----------------              ---         ----------------------------------
                               Address
                               -------
---------------------------------------------------------------------------------------------------------------
United States of               G. Kenneth Baum,               70          Mr. Baum has served as Chairman of
America                        120 West 12th Street,                      the Board of Baum Group since May
                               Suite 800, Kansas                          1994.  He served as Chairman of the
                               City, MO 64105.                            Board of George K. Baum &
                                                                          Company, an investment banking
                               Trustee of Baum                            firm, from April 1982 until May
                               Trust                                      1994.  Mr. Baum is also a Director of
                                                                          H&R Block, Inc. and Interstate
                                                                          Bakeries Corporation.
---------------------------------------------------------------------------------------------------------------
United States of               William D. Thomas,             57          Mr. Thomas has served as Senior
America                        120 West 12th Street,                      Managing Director of George K.
                               Suite 800, Kansas                          Baum Merchant Banc, LLC since
                               City, MO 64105                             May 1996.  He has also served as
                                                                          President of Baum Group since May
                               Trustee of Thomas                          1994.  From June 1991 until May
                               Trust                                      1994, he served as Vice Chairman of
                                                                          George K. Baum & Company.
---------------------------------------------------------------------------------------------------------------


         (d)-(e) During the last five years, none of Parent, Purchaser, any Shareholder or, to the best of their knowledge, any person named on Schedule I or Schedule II hereto or in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Offer (as defined below) is not conditioned upon any financing arrangements. The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer and the Merger (as defined below) is estimated to be approximately $45 million. Purchaser will obtain all such funds from Parent. Parent will obtain such funds from existing resources and internally generated funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)-(j) On October 13, 2000, Parent, Purchaser, and Company entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement"). The Merger Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference. The Merger Agreement provides for the commencement of a tender offer (the "Offer") by which Purchaser will purchase all the outstanding Common Stock, at a price of $7.86 per share, net to the seller in cash, without interest. Following the Offer, Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and Merger, the Company would become an indirect wholly owned subsidiary of Parent. Concurrently with the execution of the Merger Agreement, Parent and the Shareholders entered into an Irrevocable Proxy Agreement, dated October 13, 2000 (the "Irrevocable Proxy Agreement"). The Irrevocable Proxy Agreement is attached as Exhibit 2 hereto and is incorporated herein by reference. Pursuant to the Irrevocable Proxy Agreement, the Shareholders have agreed, among other things, that they will vote their Shares in favor of the Merger Agreement at any meeting of Shareholders of the Company which may be convened to approve the Merger Agreement.

         The purpose of the Merger, the Merger Agreement and the Irrevocable Proxy Agreement is to enable Parent to acquire control of all of the outstanding capital stock of the Company.

Upon consummation of the Merger, the Company will become an indirect wholly owned subsidiary of Parent. Upon acquiring control of the Company, Parent will continue to evaluate the business and operations of the Company and will effect such changes as it deems appropriate under the circumstances and conditions then existing. Such changes could include, among other things, changes in the Company's corporate structure, capitalization or dividend policy or a sale of assets of the Company.

         Except as otherwise discussed herein, or in the Schedule TO filed by Parent on October 30, 2000 with the Securities and Exchange Commission, neither Parent or any Shareholder nor, to the best of their knowledge, any person named in Item 2 hereto, has any plans or proposals which would relate to or would result in any of the transactions described in sub paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Parent, Purchaser and the Shareholders beneficially own an aggregate of 2,012,867 Shares, constituting approximately 36% of the Common Stock issued and outstanding as of October 13, 2000.

                  (b) Parent, Purchaser and the Shareholders share voting and disposition power with respect to an aggregate of 2,010,992 shares of Common Stock, set forth as follows:

                           (i) Parent and Purchaser: As a result and subject to
the terms of the Irrevocable Proxy Agreement, Parent and Purchaser may be deemed to have beneficial ownership of the shares of Common Stock subject to the Irrevocable Proxy Agreement, and, accordingly, might be deemed to beneficially own an aggregate of 2,010,992 shares of Common Stock which represent approximately 36% outstanding Common Stock of the Company. Purchaser has the sole power to vote an aggregate of 2,010,992 shares on certain matters. Other than with respect to the provisions of the Irrevocable Proxy Agreement, Purchaser does not have the right to vote the shares on any other matters. Purchaser does not have any power to dispose or direct the disposition of any shares of Common Stock of the Company.

                           (ii) Baum Group: Other than with respect to the
provisions of the Irrevocable Proxy Agreement, Baum Group has the sole power to vote or to direct the vote of 1,448,100 shares, constituting approximately 26.8% of the Common Stock. Baum Group also has the sole power to dispose or to direct the disposition of 1,448,100 shares.

                           (iii) The Baum Trust: Other than with respect to the
provisions of the Irrevocable Proxy Agreement, the Baum Trust has the sole power to vote or to direct the vote of 373,037 shares, constituting approximately 6.7% of the Common Stock. The Baum Trust also has sole power to dispose or to direct the disposition of 373,037 shares.

                           (iv) The Thomas Trust: Other than with respect to the
provisions of the Irrevocable Proxy Agreement, the Thomas Trust has the sole power to vote or to direct the vote of 151,730 shares, constituting approximately 2.7% of the Common Stock. The Thomas Trust also has sole power to dispose or to direct the disposition of 151,730 shares.

                  (c) During the past 60 days, each of the Baum Trust and the Thomas Trust purchased 625 shares of Common Stock, which were purchased upon exercise of options.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described below, or in the Offer to Purchase, which is incorporated herein by reference, none of the Reporting Persons or, to the best of their knowledge, any person named in Item 2 hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any security of the Company. Concurrently with the execution of the Merger Agreement, and as required by Parent and Purchaser, the Shareholders executed the Irrevocable Proxy Agreement.

         Merger Agreement. The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text of the Merger Agreement which is incorporated herein by reference.

         The Merger Agreement provides that, on the terms and upon the satisfaction of the conditions precedent contained therein, Purchaser will be merged with and into the Company and the Company will become an indirect wholly owned subsidiary of Parent. The respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the closing of the Merger, of each of the following conditions: (1) the Merger Agreement and the Merger have been approved and adopted by the stockholders of the Company if required by and in accordance with the Delaware General Corporation Law; (2) no statute, rule, order, decree, regulation, executive order, ruling or temporary or permanent injunction has been enacted, entered, promulgated or enforced by any federal, state, local or foreign governmental entity of competent jurisdiction which prohibits the consummation of the Merger or otherwise materially limits or restricts ownership or operation of the business of the entity surviving the Merger and all foreign or domestic governmental consents, orders and approvals, including but not limited to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, required for the consummation of the Merger and the transactions contemplated by the Merger Agreement have been obtained and are in effect at the effective time of the Merger; and (3) Purchaser or an affiliate has purchased Shares pursuant to the Offer and shall not materially limit or restrict ownership or operation of the business of the entity surviving the Merger.

         Irrevocable Proxy Agreement. The following is a summary of the material terms of the Irrevocable Proxy Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text of the Irrevocable Proxy Agreement which is incorporated herein by reference.

         Pursuant to the terms of the Irrevocable Proxy Agreement, each Shareholder constituted and appointed Ilene S. Gordon and Mike Hoover, and each of them, each with the power of substitution, as the lawful proxies for each Shareholder to vote all of the shares which each Shareholder is entitled to vote, for and in the name, place and stead of each Shareholder, at any annual, special or other meeting of the stockholders of the Company and at any adjournment thereof, or pursuant to any consent in lieu of a meeting, at which meeting or in connection with which consent action shall be taken (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Irrevocable Proxy Agreement and any actions required in furtherance thereof and hereof, (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Irrevocable Proxy Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporation transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C)(1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the Bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by this Agreement and the Merger Agreement. The Irrevocable Proxy Agreement further provides that during the Term (as defined in the Irrevocable Proxy Agreement) each Shareholder shall not (i) directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Shareholder's Shares or any interest therein, provided that the Shareholder may tender his or her Shares in the tender offer contemplated by the Merger Agreement; (ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing the Shareholder's obligations under this Agreement.

         The term of the Irrevocable Proxy Agreement is the period from the date of execution of the Irrevocable Proxy Agreement until termination of the Merger Agreement in accordance with its terms.

         Director Options. Each of G. Kenneth Baum and William D. Thomas have director options to purchase 5000 shares of Common Stock.

         Thomas Pledge. William D. Thomas has pledged 150,000 shares of Common Stock to secure a personal loan to Mr. Thomas from Bank of America.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of October 13, 2000, by and among Parent, Purchaser, and the Company, incorporated by reference to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on October 30, 2000.

Exhibit 2         Irrevocable Proxy Agreement, dated as of Octobe
                  13, 2000, by and among each
                  of the Shareholders, Parent, Purchaser, and the Company, incorporated by reference to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on October 30, 2000.

Exhibit 3 Offer to Purchase, dated October 30, 2000, incorporated by reference to the
                  Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on October 30, 2000.

                                   SIGNATURE

         Each Reporting Person agrees to the filing of this Schedule 13D, which is being filed on behalf of each of them.

         Each Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2000       PECHINEY PLASTIC PACKAGING, INC.


                                 By      /s/ Michael J. Hoover
                                   ------------------------------------------
                                      Name:  Michael J. Hoover
                                      Title: Vice President, General Counsel
                                                   and Secretary

                                 JPS ACQUISITION, INC.


                                 By      /s/ Michael J. Hoover
                                   ------------------------------------------
                                      Name:  Michael J. Hoover
                                      Title: Secretary

                                 GEORGE K. BAUM GROUP, INC.


                                 By      /s/ G. Kenneth Baum
                                   ------------------------------------------
                                      Name:  G. Kenneth Baum

                                 G. Kenneth Baum, as trustee of the
                                 G. KENNETH BAUM
                                 REVOCABLE TRUST DTD 2/28/89,
                                 as amended 12/8/94


                                 By      /s/ G. Kenneth Baum
                                   ------------------------------------------


                                 William D. Thomas, as trustee of the
                                 WILLIAM D. THOMAS
                                 TRUST DTD 7/9/96


                                 By /s/ William D. Thomas
                                   ------------------------------------------

                                   SCHEDULE I

                    INFORMATION CONCERNING THE DIRECTORS AND
                   EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Set forth below is the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Parent and Purchaser. Each such person is a citizen of the United States of America, with the exception of Christel Bories, Alain Pasquier and Igor Playner who are citizens of France. Unless otherwise indicated, the current business address of each such person is c/o Pechiney Plastic Packaging, Inc., 8770 West Bryn Mawr Avenue, Mail Suite 064, Chicago, Illinois 60631-3542. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the respective entity. Directors of the respective entities are identified by an asterisk.

                                    DIRECTORS AND EXECUTIVE OFFICERS OF PARENT


NAME                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
----                                    POSITIONS HELD DURING THE PAST FIVE YEARS
                                        -----------------------------------------
CHRISTEL BORIES*                        Ms. Bories (age 36) has served as the Chief Executive Officer of
7, place du Chancelier Adenauer         Parent since May 1999. She has also served as Senior Executive
75218 Paris Cedex 16                    Vice President, Packaging Sector of Parent's French parent,
France                                  Pechiney, since December 1998.  From April 1995 through
                                        December 1998, he served as Senior
                                        Executive Vice President, Strategy and
                                        Control of Pechiney.

ILENE S. GORDON*                        Ms. Gordon (age 47) has served as the President of Parent since
                                        July 1999. She also has served as Senior Vice President of
                                        Pechiney since June 1999. From March 1997 to June 1999, she was employed at Tenneco Packaging as Vice President & General
                                        Manager, Folding Carton Division. From April 1994 to February
                                        1997, she was employed at Tenneco Packaging as Vice President of Operations.

MIKE J. HOOVER*                         Mr. Hoover (age 52) has served as Vice President, General Counsel
                                        & Secretary of Parent since July 1999. From March 1997 to June
                                        1999, he served as Vice President, Legal Affairs, Flexible
                                        Packaging of American National Can Company. From September
                                        1989 to February 1997, he served as Assistant General Counsel,
                                        International of American National Can Company.

ROBERT J. MOSESIAN                      Mr. Mosesian (age 50) has served as Chief Financial Officer and
                                        Vice President, Finance of Parent since July 1999. From July 1994 to June 1999, he served as Vice President Finance, Flexible
                                        Packaging, of American National Can Company.


ALAIN PASQUIER*                         Mr. Pasquier (age 51) has served as a director of Parent since July
7, place du Chancelier Adenauer         1999. He has also served as Senior Vice President, International
75218 Paris Cedex 16                    and Government Affairs of Parent's French parent, Pechiney, since
France                                  June 2000. From October 1999 through June 2000, he served as
                                        Acting Chief Finance Officer of Pechiney. From 1997 through
                                        October 1999, he served as Senior Vice President, Corporate
                                        Finance of Pechiney. Previous to that time, he served as Group
                                        General Secretary of Pechiney.

IGOR PLAYNER                            Mr. Playner (age 33) has served as Vice President, Strategy and
                                        Business Development of Parent since July 1999. From April 1998 to June 1999, he served as Director of Strategy, Flexible Packaging at American National Can Company. From April 1994 to March
                                        1998, he served as Manager, Corporate Strategy of Parent's French parent, Pechiney.

JEAN-PIERRE RODIER*                     Mr. Rodier (age 53) has served as Chairman of Parent since July
7, place du Chancelier Adenauer         1999. He has also served as Chairman and Chief Executive Officer
75218 Paris Cedex 16                    of Parent's French parent, Pechiney, since July 1994.
France

                                   DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER


NAME                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
----                                    POSITIONS HELD DURING THE PAST FIVE YEARS
                                        -----------------------------------------

ILENE S. GORDON*                        Ms. Gordon (age 47) has served as President of Purchaser since its inception in October 2000, and has served as President of Parent since July 1999. She also has served as Senior Vice President of
                                        Pechiney since June 1999. From March 1997 to June 1999, she was employed at Tenneco Packaging as Vice President & General
                                        Manager, Folding Carton Division. From April 1994 to February
                                        1997, she was employed at Tenneco Packaging as Vice President of Operations.

MIKE J. HOOVER*                         Mr. Hoover (age 52) has served as Secretary of Purchaser since its inception in October 2000, and has served as Vice President,
                                        General Counsel & Secretary of Parent since July 1999. From
                                        March 1997 to June 1999, he served as Vice President, Legal
                                        Affairs, Flexible Packaging of American National Can Company.
                                        From September 1989 to February 1997, he served as Assistant
                                        General Counsel, International of American National Can
                                        Company.

ROBERT J. MOSESIAN*                     Mr. Mosesian (age 50) has served as Vice President of Purchaser since its inception in October 2000, and has served as Chief
                                        Financial Officer and Vice President, Finance of Parent since July
                                        1999. From July 1994 to June 1999, he served as Vice President
                                        Finance, Flexible Packaging, of American National Can Company.



IGOR PLAYNER*                           Mr. Playner (age 33) has served as Vice President of Purchaser since its inception in October 2000, and has served as Vice
                                        President, Strategy and Business Development of Parent since July
                                        1999. From April 1998 to June 1999, he served as Director of
                                        Strategy, Flexible Packaging at American National Can Company.
                                        From April 1994 to March 1998, he served as Manager, Corporate
                                        Strategy of Parent's French parent, Pechiney.

                                   SCHEDULE II

                    INFORMATION CONCERNING THE DIRECTORS AND
                EXECUTIVE OFFICERS OF GEORGE K. BAUM GROUP, INC.

Set forth below is the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of George K. Baum Group, Inc. Each such person is a citizen of the United States of America. Unless otherwise indicated, the current business address of each such person is c/o George K. Baum Group, Inc., 120 West 12th Street, Suite 800, Kansas City, Missouri 64105. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with George K. Baum Group, Inc.. Directors of George K. Baum Group, Inc. are identified by an asterisk.

                          DIRECTORS AND EXECUTIVE OFFICERS OF GEORGE K. BAUM GROUP, INC.


NAME                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
----                                    POSITIONS HELD DURING THE PAST FIVE YEARS
                                        -----------------------------------------
G. KENNETH BAUM*                        Mr. Baum (age 70) has served as Chairman of the Board of Baum
                                        Group since May 1994.  He served as Chairman of the Board of
                                        George K. Baum & Company, an investment banking firm, from
                                        April 1982 until May 1994.  Mr. Baum is also a Director of H&R
                                        Block, Inc. and Interstate Bakeries Corporation.

WILLIAM D. THOMAS*                      Mr. Thomas (age 57) has served as Senior Managing Director of
                                        George K. Baum Merchant Banc, LLC since May 1996.  He has also served as President of Baum Group since May 1994.  From June 1991 until May 1994, he served as Vice Chairman of George K. Baum &
                                        Company.